S.L. REED & COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2016

REVENUES		
Commissions	$	848,109
Fee based income		10,087
Interest income		442,027
Total revenues		1,300,223
EXPENSES		
Employee compensation and benefits		334,917
Commission expense		282,367
Execution and clearing charges		119,992
Expense allocation from affiliate		279,000
Other operating expenses		150,249
Total expenses		1,166,525
NET INCOME BEFORE INCOME TAX EXPENSE		133,698
INCOME TAX EXPENSE		800
NET INCOME	$	132,898

See accompanying financial statements.